Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 29, 2026 with respect to the financial statements and financial highlights of Pursuit Asset-Based Income Fund for the year ended March 31, 2026 which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm” and “Financial Statements.”

/s/ GRANT THORNTON LLP

Chicago, Illinois

July 29, 2026